As filed with the U.S. Securities and Exchange Commission on July 21, 2011
Registration No.  333-146786

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
POST-EFFECTIVE AMENDMENT TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

Corimon C.A.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

The Republic of Venezuela
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, 58th Floor
New York, New York 10005-1401
Tel. No.: (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

Depositary Management Corporation
570 Lexington Avenue, 44th Floor
New York, New York  10022
Telephone: (212) 319-4800
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600
It is proposed that this filing become effective under Rule 466

☒ immediately upon filing ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 25 common shares of Corimon C.A.	n/a	n/a	n/a	n/a
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("Receipt") or “American Depositary Receipt”) included as Exhibit A to the Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American Depositary
Item Number and Caption			Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph

(2)	Title of American Depositary Receipts and identity		Face of American Depositary Receipt, top center
of deposited securities

Terms of Deposit:

	(i)	Amount of deposited securities represented	Face of American Depositary Receipt, upper right
		by one unit of American Depositary Shares	corner

	(ii)	Procedure for voting, if any, the deposited	Paragraph (12)
securities

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy	Paragraphs (3), (8) and (12)
soliciting material

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from	Paragraphs (4), (5), (10) and (13)
dividends, splits or plans of reorganization

	(vii)	Amendment, extension or termination of the	Paragraphs (16) and (17)
Deposit Agreement

	(viii)	Rights of holders of receipts to inspect the	Paragraph (3)
transfer books of the Depositary and the list
of Holders of receipts

	(ix)	Restrictions upon the right to deposit or	Paragraphs (1), (2), (4), and (5)
withdraw the underlying securities

	(x)	Limitation upon the liability of the	Paragraph (14)
Depositary

(3)	Fees and Charges		Paragraph (7)

Item 2.  AVAILABLE INFORMATION

Location in Form of American Depositary
Item Number and Caption	Receipt Filed Herewith as Prospectus

(a)
Statement that Corimon C.A. publishes
information in English required to maintain the
exemption from registration under Rule 12g3-
2(b) under the Securities Exchange Act of 1934
on its Internet Web site (www.corimon.com) or
through an electronic information delivery system
generally available to the public in its primary
trading market.
Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Form of Deposit Agreement. Form of Second Amended and Restated Deposit Agreement dated as of October  , 2007 among Corimon C.A., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of Receipts issued thereunder (the "Deposit Agreement").  Previously filed as Exhibit (a) to Registration Statement No. 333-146786 and incorporated herein by reference.

(a)(2)	Form of Amendment to Deposit Agreement. Form of Amendment to Deposit Agreement, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)
Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered.  Previously filed as Exhibit (a) to Registration Statement No. 333-146786 and incorporated herein by reference.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on July 18, 2011.

Legal entity created by the form of Deposit Agreement for the issuance of Receipts evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name: Title:	Gregory A. Levendis Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Corimon C.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on May 4, 2011.

Corimon C.A.

By:	/s/ Esteban Szekely
Name: Title:	Esteban Szekely Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/Carlos Gill Ramírez*	Chairman of the Board of Directors	May 4, 2011
Carlos Gill Ramírez

/s/Omar Pernía*	VP of the Board of Directors	May 4, 2011
Omar Pernía

/s/Oswaldo Cisneros Fajardo	Director	May 4, 2011
Oswaldo Cisneros Fajardo

/s/David Tomasello*	Director	May 4, 2011
David Tomasello

/s/Alberto Sosa Schlageter	Director	May 4, 2011
Alberto Sosa Schlageter

/s/Alejandro Alfonzo-Larrain*	Director	May 4, 2011
Alejandro Alfonzo-Larrain

/s/Nelson Ortiz	Director	May 4, 2011
Nelson Ortiz

/s/Celestino Díaz*	Director	May 4, 2011
Celestino Díaz

/s/Rafael Enrique Abreu	Director	May 4, 2011
Rafael Enrique Abreu

	Director	May 4, 2011
Carlos R. Gill Marquez

/s/Rainer Viete	Director	May 4, 2011
Ranier Viete

/s/Esteban Szekely	General Director and Manager	May 4, 2011
Esteban Szekely	(principal executive officer)

/s/Manuel Núñez	Chief Financial Officer	May 4, 2011
Manuel Núñez

/s/Scott A. Ziegler*	Authorized Representative in	May 4, 2011
Scott A. Ziegler	the United States

*By:	/s/Esteban Szekely
Name:	Esteban Szekely
Title:	Power of Attorney

INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of Amendment to Deposit Agreement.

(e)	Rule 466 certification